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                                                                 Exhibit (a)(4)
February 13, 2002

The Board of Directors
ORATEC Interventions, Inc.
3700 Haven Court
Menlo Park, California 94025

Members of the Board of Directors:

   You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Participating Preferred Stock of the Company (as defined below), the "Company Common Stock"), of ORATEC Interventions, Inc. (the "Company") of the consideration to be received by such holders in the proposed Transaction (as defined below) with Smith & Nephew, Inc. (the "Merger Partner"). Pursuant to the Agreement and Plan of Merger (the "Agreement"), among the Company, the Merger Partner and Orchid Merger Corp., a wholly-owned subsidiary of the Merger Partner ("Merger Sub"),
(i) Merger Sub will make an offer to purchase (the "Offer") all outstanding shares of the Company (other than any shares of Company Common Stock held in treasury or owned by the Merger Partner and its affiliates) for a cash purchase price of $12.50 per share (as such price may be increased, the "Offer Price") and (ii) following consummation of the Offer, Merger Sub and the Company will merge (the "Merger" and together with the Offer, the "Transaction"), and each outstanding share of Company Common Stock (other than Dissenting Shares (as defined in the Agreement) and any shares of Company Common Stock held in treasury or owned by the Merger Partner and its affiliates) will be converted into the right to receive the Offer Price in cash.

   In arriving at our opinion, we have (i) reviewed an execution form of the Agreement and the form of Stockholder Agreement to be entered into among the Merger Partner, Merger Sub and holders of the Company Common Stock (the "Stockholder Agreement"); (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies;
(iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies;
(v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

   In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

   In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Merger Partner or otherwise reviewed by us, and we have not assumed any responsibility or liability therefore. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have also assumed that the Transaction will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

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   Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the underlying decision by the Company to engage in the Transaction. We are expressing no opinion herein as to the price at which the Company Common Stock will trade at any future time.

   We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services if the proposed Transaction is consummated. We acted as an underwriter in the Company's April 2000 initial public offering. In addition, please be advised that we and our affiliates, in the past, have provided commercial banking and financial advisory services for the Merger Partner and/ or its affiliates, for which we received customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

   On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

   This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares of Company Common Stock in the Offer or how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any Schedule 14D-9 filed by the Company with the Securities and Exchange Commission in connection with the Offer or any proxy or information statement mailed to shareholders of the Company, but may not otherwise be disclosed publicly in any manner without our prior written approval.

                                          Very truly yours,

                                          J.P. MORGAN SECURITIES INC.



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